Exhibit 99.1

A2Z SMART TECHNOLOGIES CORP.

PROXY

FOR USE AT THE

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

FEBRUARY 28, 2023

This proxy is solicited on behalf of the management of A2Z Smart Technologies Corp. (the “Company”). The undersigned, being a shareholder of the Company hereby appoints, Alan Rootenberg, or failing him, Gadi Levin, or failing either of them, _________________, as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general and special meeting of the shareholders of the Company to be held held virtually on Tuesday, February 28, 2023 at 11:00 a.m. (Toronto time) via teleconference at +1 416 764 8658 or toll free at +1 888 886 7786 (the “Meeting”), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

1.	FOR WITHHOLD	☐ ☐	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, and the report of the auditor thereon.

2.	FOR WITHHOLD	☐ ☐	To consider, and if deemed advisable, to pass, an ordinary resolution fixing the board of directors at five members.

3.	FOR WITHHOLD	☐ ☐	The election of Bentsur Joseph as a director of the Company.

4.	FOR WITHHOLD	☐ ☐	The election of Alan Rootenberg as a director of the Company.

5.	FOR WITHHOLD	☐ ☐	The election of Niv Raz Haim as director of the Company.

6.	FOR WITHHOLD	☐ ☐	The election of Yonatan de Jongh as director of the Company.

7.	FOR WITHHOLD	☐ ☐	The election of Gadi Graus as a director of the Company.

8.	FOR AGAINST	☐ ☐	To appoint BDO- ZIV HAFT., as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration.

9.	FOR AGAINST	☐ ☐	To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s stock option plan, as more particularly described in the accompanying Circular.

10.	FOR AGAINST	☐ ☐	To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s restricted share unit plan, amendments to the Company’s restricted share unit plan, and the increase of the number of common shares of the Company available for issuance under the Company’s restricted share unit plan, as more particularly described in the accompanying Circular.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person. To be valid, this proxy must be received by the Company’s transfer agent, Capital Transfer Agency, 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, Fax Number: 416.350.5008, no later than 11:00 a.m. (Toronto time) on February 24, 2023, or if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario). Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ____day of ____________, 2023.

Online Voting Instructions:	Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

1. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

2. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Company.

3. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.

5. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.